UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  August 10, 2016

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Professional Diversity Network, Inc.
(Exact Name of Registrant as Specified in its Charter)

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Delaware	001-35824	80-0900177
(State of other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

801 W. Adams Street, Sixth Floor, Chicago, Illinois	60607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (312) 614-0950

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(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement

Cosmic Forward Limited Transaction

On August 12, 2016, Professional Diversity Network, Inc., a Delaware corporation (“PDN”), entered into a stock purchase agreement (the “Purchase Agreement”) with Cosmic Forward Limited, a Republic of Seychelles company wholly-owned by a group of Chinese investors (“CFL”).  Pursuant to the Purchase Agreement, PDN has agreed to issue and sell to CFL (the “Share Issuance and Sale”), and CFL has agreed to purchase, at a price of $1.20 per share (the “Per Share Price”), upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of PDN’s common stock, par value $0.01 per share (the “Common Stock”), such that CFL will hold shares of Common Stock equal to approximately 51% of the outstanding shares of Common Stock, determined on a fully-diluted basis, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer described below (collectively, the “Proposed Transactions”) .

Pursuant to the Purchase Agreement, PDN has agreed to commence a partial issuer tender offer to purchase up to 2,500,000 shares of Common Stock as soon as reasonably practicable following the execution of the Purchase Agreement (the “Tender Offer”).  The price per share to be paid for each share of Common Stock validly tendered and not withdrawn shall be paid from the proceeds of the Share Issuance and Sale and shall be equal to the Per Share Price, net to the tendering holder in cash but subject to reduction for any required withholding of taxes (or any higher price offered and paid pursuant to the Tender Offer, subject to the mutual agreement of PDN and CFL). In addition, pursuant to a co-sale right, an existing shareholder of PDN will have the right to sell up to 1,647,397 shares of Common Stock to CFL as of the date of the Purchase Agreement (the “Co-Sale Right”), and such Co-Sale Right, to the extent exercised, will reduce the number of shares of Common Stock to be purchased by CFL directly from the Company.

The number of shares of Common Stock that CFL will purchase will be that amount that allows it to hold 51% of the outstanding shares of Common Stock, determined on a fully-diluted basis, after giving effect to the number of shares of Common Stock (if any) the Company purchases in the Tender Offer, and any shares sold to CFL pursuant to the co-sale right (collectively, the “Common Shares”). Assuming full participation by the Company’s stockholders in the Tender Offer, the number of Common Shares sold by PDN to CFL will be 17,122,794,  subject to further reduction depending on how many shares, if any, are purchased by CFL from the existing shareholders of PDN pursuant to the Co-Sale Right.

If, immediately following the consummation of the Tender Offer and after giving effect to the purchase by PDN of all shares of Common Stock validly tendered and not withdrawn in the Tender Offer, the Common Shares amount to less than 51% of the then-outstanding shares of Common Stock, determined on a fully-diluted basis, then CFL shall have an option (the “Call Option”) to purchase, at a price per share equal to the Per Share Price, such additional number of shares of Common Stock (the “Call Option Shares”) as are necessary for the previously issued Common Shares plus the Call Option Shares to equal 51% of the then-outstanding shares of Common Stock determined on a fully-diluted basis, taking into account the issuance of the Call Option Shares.

Under the Purchase Agreement, PDN is subject to customary restriction on its ability to solicit inquiries, offers or proposals relating to an Acquisition Proposal (as defined in the Purchase Agreement) from a third party or to provide confidential information or to engage in discussions or negotiations or otherwise cooperate with third parties regarding an Acquisition Proposal. Such restrictions are subject to a customary “fiduciary out” provision that allows PDN to provide information and participate in discussions with respect to an unsolicited written Acquisition Proposal if (a) PDN’s board of directors (the “Board of Directors”) has determined, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined in the Purchase Agreement), (b) not doing so would be inconsistent with the fiduciary duties of the Board of Directors and (c) PDN has given CFL prior written notice of its intent to participate in such discussions and furnish such information. PDN may also terminate the Purchase Agreement in certain instances in connection with a Superior Proposal, subject to the payment of the termination fee described below.

Pursuant to the terms of the Escrow Agreement, dated as of August 12, 2016 (the “Escrow Agreement”), by and among PDN, CFL and Wilmington Trust, N.A., as escrow agent (the “Escrow Agent”), CFL has agreed to fund no later than August 19, 2016 approximately $1.7 million (the “Escrow Amount”) into an escrow account with the Escrow Agent as security for CFL’s potential termination fee obligations under the Purchase Agreement described below. The Escrow Amount will be held by the Escrow Agent in accordance with, and released pursuant to the terms and subject to the conditions set forth in, the Escrow Agreement.

The Purchase Agreement contains customary representations, warranties, covenants and agreements of the parties thereto, and completion of the Share Issuance and Sale is subject to the approval of PDN’s stockholders at a special meeting of stockholders to be announced at a later date. The Purchase Agreement also contains other customary closing conditions, including, among others, the execution of certain ancillary agreements and documentation; all receipt of all required consents and approvals necessary to consummate the Share Issuance and Sale; the absence of any injunction or proceeding by a government entity seeking to restrain or prohibit consummation of the Proposed Transactions; the absence of any change or event that has had or would reasonably be expected to have a material adverse effect on PDN; and receipt of a clearance by the Committee on Foreign Investment in the United States. The consummation of the Tender Offer will be conditioned upon the consummation of the Share Issuance and Sale and such other conditions to be set forth in an offer to purchase.

The Purchase Agreement also contains customary indemnification and termination provisions. If the Purchase Agreement is terminated under certain circumstances set forth in the Purchase Agreement, PDN may be required to reimburse CFL for its costs and expenses in connection with the Share Issuance and Sale, up to a maximum amount of $205,000, and, in certain cases, may also be required to pay CFL a termination fee of $615,000. In certain instances specified in the Purchase Agreement, upon termination by PDN, the Escrow Agent would be required to release the full Escrow Amount to PDN as a “reverse” termination fee.

Under the terms of the Purchase Agreement and as a condition to consummating the Share Issuance and Sale, at the closing of the Share Issuance and Sale, PDN, CFL and each of the shareholders of CFL (the “CFL Shareholders”) will enter into a stockholders’ agreement, in substantially the form attached as Exhibit A to the Purchase Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K (the “Stockholders’ Agreement”). The Stockholders’ Agreement will provide certain limitations on the ability of CFL and the CFL Shareholders to acquire additional securities from PDN, and will provide for certain participation rights to CFL, to enable CFL to participate in future equity issuances by PDN, in order to maintain its then-current beneficial ownership interest in PDN, up to the CFL Shareholders’ then-current ownership percentage based on the number of shares of Common Stock then-outstanding, but no greater than 51.0% of the outstanding shares of Common Stock, determined on a fully-diluted basis, on a given date. The Stockholders’ Agreement will also provide for certain “standstill” covenants prohibiting CFL or the CFL Shareholders or their respective affiliates from taking certain actions with respect to PDN or the Board of Directors. Under the Stockholders’ Agreement, CFL will be entitled to nominate individuals reasonably acceptable to the Nominating and Governance Committee of the Board of Directors for election as directors of PDN, so long as CFL’s beneficial ownership level exceeds certain predefined percentage thresholds of PDN’s issued and outstanding Common Stock. The Stockholders’ Agreement will provide that, upon the closing of the Share Issuance and Sale and for so long as CFL’s beneficial ownership level exceeds 49.5% of PDN’s issued and outstanding Common Stock, CFL will be entitled to nominate five of nine directors on the Board of Directors. The Stockholders’ Agreement will further provide certain restrictions on the transfer of the Common Shares issued and sold to CFL in the Share Issuance and Sale, including, among other restrictions, a lock-up during the one-year period following the closing of the Share Issuance and Sale. The Stockholders’ Agreement will also provide certain demand, shelf and piggyback registration rights to CFL that will require PDN to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the resale of the Common Shares and other shares of Common Stock (including the Call Option Shares) acquired by CFL.

The foregoing descriptions of the terms of the Purchase Agreement and the Stockholders’ Agreement are summaries only and do not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Purchase Agreement and the Stockholders’ Agreement, and are subject to and qualified in their entirety by reference to the Purchase Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K, and the Stockholders’ Agreement included as Exhibit A thereto.

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms.  It is not intended to provide any other factual or financial information about PDN, CFL, or their respective subsidiaries or affiliates.  The representations, warranties, and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties, and covenants or any description thereof as characterizations of the actual state of facts or condition of PDN, CFL, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by PDN.  The Purchase Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Proposed Transaction that will be contained in, or incorporated by reference into, the proxy statement for the stockholders of PDN and tender offer materials that will be filed in connection with the Proposed Transactions, as well as in the other filings that PDN makes with the Securities and Exchange Commission (“SEC”).

Amendment to Master Credit Facility

On August 10, 2016, PDN and its wholly-owned subsidiaries, NAPW, Inc., Noble Voice LLC and Compliant Lead LLC, entered into an Amendment to Master Credit Facility and Consent and Waiver Agreement (the “Amendment”) with White Winston Select Asset Funds, LLC (the “Lender”).  Pursuant to the Amendment, the Lender consented to the Proposed Transactions and waived its participation rights and board representation rights under the Board Representation Agreement between the Lender and PDN dated June 30, 2016 in connection with the Proposed Transaction.  In consideration for the Amendment, PDN agreed that the warrant to purchase 1,750,000 shares of Common Stock dated March 30, 2016 shall be fully exercisable, notwithstanding the pro rata formula set forth in the warrant, and paid a fee of $15,000.  In addition, the Lender granted PDN an option to repurchase its outstanding, in-the-money warrants following consummation of the Tender Offer on the terms set forth in the Amendment.  The foregoing description of the Amendment is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Amendment, and are subject to and qualified in their entirety by reference to the Amendment attached as Exhibit 10.1 to this Current Report on Form 8-K.

Item 3.02.  Unregistered Sales of Equity Securities

The description of the Share Issuance and Sale set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in its entirety in this Item 3.02.

The Common Shares to be issued to CFL in the Share Issuance and Sale will be issued to CFL without registration under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated under the Securities Act as a transaction by an issuer not involving any public offering. In determining that the foregoing exemptions are applicable to the Share Issuance and Sale pursuant to the Purchase Agreement, PDN relied on, among other things, CFL’s representation contained in the Purchase Agreement that it is acquiring the Common Shares for its own account and not with a view towards, or for resale in connection with, any public sale or distribution thereof in violation of applicable securities laws. All certificates representing such Common Shares will bear an appropriate restrictive legend indicating that such shares are subject to restrictions on transfer pursuant to the Stockholders’ Agreement and that such Common Shares are not being issued in a transaction registered under the Securities Act and therefore are subject to restrictions on transfer imposed under U.S. federal and state securities or “blue sky” laws.

Item 8.01.  Other Events.

On August 15, 2016, PDN issued a press release announcing the execution of the Purchase Agreement.  A copy of PDN’s press release announcing the execution of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits

(d) Exhibits.

2.1*	Stock Purchase Agreement, dated as of August 12, 2016, by and between PDN and CFL, including as Exhibit A the form of Stockholders’ Agreement.

10.1	Amendment to Master Credit Facility and Consent and Waiver Agreement, dated as of August 10, 2016, by and among PDN, NAPW, Inc., Noble Voice LLC, Compliant Lead LLC, and White Winston Select Asset Funds, LLC.

99.1	Press Release issued August 15, 2016, announcing the execution of the Purchase Agreement.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to supplementally furnish to the SEC upon request any omitted schedule to the Purchase Agreement.

Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements, including statements related to the potential future issuance and sale of shares of Common Stock under the Purchase Agreement, the terms of such issuance and sale, the proposed Tender Offer, and the timing of the transactions contemplated by the Purchase Agreement, the Tender Offer and related transactions.  Any such statements may be influenced by a variety of factors, some of which are beyond PDN’s control, that could cause actual outcomes and results to be materially different from those projected, described, stated or implied in such forward-looking statements due to a number of risks and uncertainties.  Potential risks and uncertainties include failure to satisfy the closing conditions under the Purchase Agreement, the incurrence of costs associated with the proposed transaction prior to closing, unanticipated changes or amendments to the Purchase Agreement, failure to obtain necessary governmental or other required approvals, and other risks and uncertainties described in reports PDN files with the SEC. Forward-looking statements represent the views of PDN as of the date of this Current Report, and PDN undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date of this Current Report.

Important Information Relating to the Proposed Transaction

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of PDN or a solicitation of any vote or approval. In connection with the Share Issuance and Sale, PDN intends to file with the SEC a proxy statement on Schedule 14A. A proxy statement has not yet been filed with the SEC or otherwise made available. PDN intends to mail the proxy statement to the stockholders of PDN when it becomes available. Before making any voting decision, PDN’s stockholders are urged to read the proxy statement and other relevant materials (including any amendments or supplements thereto) when they become available because they will contain important information. The proxy statement and other relevant materials (when they become available), and any other documents filed by PDN with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from PDN by contacting Christopher Wesser by telephone at 516-659-8560, or by mail to Professional Diversity Network, Inc., Attention: Secretary, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607 or by going to the “Investor Relations” page of PDN’s corporate website at www.prodivnet.com.

PDN has not yet commenced the Tender Offer referred to herein.  The Tender Offer will be made only, if at all, through an offer to purchase and related letter of transmittal. Investors and security holders are urged to read the tender offer statement of PDN and the related letter of transmittal when such documents are filed and become available, because they will contain important information. The tender offer statement will be filed by PDN with the SEC and disseminated to stockholders. Investors and security holders may obtain a free copy of this statement (when filed and available) and other relevant documents on the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the tender offer statement and related materials from PDN by contacting Christopher Wesser by telephone at 516-659-8560, or by mail to Professional Diversity Network, Inc., Attention: Secretary, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607 or by going to the “Investor Relations” page of PDN’s corporate website at www.prodivnet.com.

Participants in Solicitation

PDN and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PDN in connection with the Share Issuance and Sale. Information regarding the interests of these directors and executive officers in the Share Issuance and Sale will be included in the proxy statement when available. Additional information regarding the directors and executive officers of PDN is included in Amendment No. 1 to PDN’s Annual Report on Form 10-K filed with the SEC on May 4, 2016, and is supplemented by other public filings made, and to be made, with the SEC by PDN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2016	PROFESSIONAL DIVERSITY NETWORK, INC.

	By:	/s/ Christopher Wesser
Christopher Wesser Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated as of August 12, 2016, by and between Professional Diversity Network, Inc. and Cosmic Forward Limited, including as Exhibit A the form of Stockholders’ Agreement.

10.1
Amendment to Master Credit Facility and Consent and Waiver Agreement, dated as of August 10, 2016, by and among PDN, NAPW, Inc., Noble Voice LLC, Compliant Lead LLC, and White Winston Select Asset Funds, LLC.

99.1	Press Release issued August 15, 2016, announcing the execution of the Purchase Agreement.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to supplementally furnish to the SEC upon request any omitted schedule to the Purchase Agreement.